UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

June 8, 2006

Act	Exchange Act
Section	
Rule	Regulation M Rule 102
Public Availability	6/8/06

Raymond L. Veldman, Esq.
Preston Gates & Ellis LLP
1900 Main Street, Suite 600
Irvine, CA 92614-7319

Re: **Cornerstone Core Properties REIT, Inc.**
File No. TP 06-37

Dear Mr. Veldman:

We are responding to your letter dated June 1, 2006, as supplemented by telephone conversations with the staff, with regard to your request for exemptive relief under Rule 102 of Regulation M. Our response is attached to the enclosed photocopy of your correspondence to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Response:

As a consequence of the continuous offering of the Company's shares of common stock, the entity will be engaged in a distribution of securities pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of common stock by the Company, or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under the Share Repurchase Program ("Repurchase Program") while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- except in limited instance of death of a stockholder, stockholders must have held the shares of common stock for at least one year to participate in the Repurchase Program;
- there is no trading market for the Company's common stock;

- the Company will repurchase shares of its common stock at a price equal to or lower than the then-current public offering price of its common stock;

- during the Offering and for the first five years thereafter, the number of Shares of stock to be redeemed by the Company during any one year will not exceed the lesser of (i) the number of Shares that could be redeemed by the net proceeds received under the Company's Dividend Reinvestment Plan during the applicable calendar year, or (ii) 5% of the number of shares of outstanding common stock of the Company at the end of the previous calendar year;

- beginning five years after the termination of the Offering, the number of shares to be redeemed under the Repurchase Plan will not exceed, at any time during a year, 10% of the number of shares outstanding of the Company; and

- the terms of the Repurchase Program have been fully disclosed in the prospectuses for the Company.

This exemption is subject to the condition that the Company shall terminate the Repurchase Program during the distribution of the Company's common stock if a secondary market for such securities develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 102 to the Repurchase Program as described above. The Repurchase Program should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company, as the case may be. The Division of Market Regulation expresses no view with respect to any other question that the Repurchase Program may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Repurchase Program.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,

James A. Brigagliano
Acting Associate Director
Division of Market Regulation

Attachment

Preston|Gates|Ellis LLP

Raymond L. Veldman
rveldman@prestongates.com
949-623-3535

June 1, 2006

James A. Brigagliano, Esq.
Acting Associate Director
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Cornerstone Core Properties REIT, Inc.
Request for Exemption under Rule 102(e) of Regulation M

Dear Mr. Brigagliano:

We are counsel to Cornerstone Core Properties REIT, Inc. (the "Company"). The Company is a Maryland corporation which intends to operate, for federal income tax purposes, as a real estate investment trust. On behalf of the Company, we request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to repurchases by the Company of shares of its common stock under its proposed stock repurchase plan in accordance with the terms detailed below, under the authority provided in Rule 102(e) of Regulation M.

The Company

The Company was incorporated in Maryland in October 2004, and was formed primarily to invest in multi-tenant industrial real estate located in major metropolitan markets throughout the United States. The Company currently does not own any properties and has not identified any real estate assets it may acquire.

The Company issued 125 shares of its common stock to Terry G. Roussel, an affiliate of the Company's advisor, for $1,000 in connection with the Company's formation. The Company filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with the Commission (Registration No. 333-121238) on December 14, 2004, which was declared effective by the Commission on September 22, 2005. Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2 to the registration statement were declared effective by the Commission on January 6, 2006. Pursuant to this registration statement, the Company intends to offer up to 44,400,000 common shares in an initial public offering, at an offer price of $8.00 per share, and 11,000,000 shares pursuant to the Company's distribution reinvestment plan described below (collectively, the "Offering"). We have provided a copy of the offering prospectus, dated January 6, 2006, with this letter.

Shares of the Company's common stock will not be listed on any securities exchange or the NASDAQ National Market, nor will such shares be the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. The Company will file all reports required by Section 13(a) or 15(d) of the Exchange Act.

Currently there exists no regular secondary trading market for the Company's common stock, and it is anticipated that no such market will develop during or after the Offering, unless and until the Company determines to list its common stock on a securities exchange or on the NASDAQ National Market. Although the Company may, but does not currently intend to, list its shares of common stock or liquidate its assets and distribute the proceeds of such liquidation to stockholders at some future date, the Company is not required to do either at any time. To provide stockholders with some liquidity for the shares they own, the Company intends to adopt the repurchase plan described below. A distribution reinvestment plan also has been adopted for use by the Company to facilitate the reinvestment of distributions by the Company's stockholders. The terms of the Company's distribution reinvestment plan are more fully described in the Company's prospectus, a copy of which is provided with this letter.

Reinvestment Plan and Repurchase Program

Reinvestment Plan

The Company has adopted a distribution reinvestment plan (the "Reinvestment Plan") pursuant to which stockholders may elect to have cash distributions attributable to shares of common stock owned by the participating stockholders reinvested in additional shares of the Company's common stock. The Company anticipates that, generally, cash distributions will be paid to stockholders on at least a quarterly basis, if not more frequently.

All distributions are reinvested on behalf of participating stockholders in shares of common stock on the date that the distributions are paid. Any distributions not so invested will be returned to the participating stockholders. During the Offering, stockholders will be allowed to purchase additional shares of common stock from the Company pursuant to the Reinvestment Plan at a purchase price equal to the higher of $7.60 per share or 95% of the fair market value of a share of the Company's common stock. After the Offering and until the common stock of the Company is listed, if ever, the per share price of the common stock of the Company under the Reinvestment Plan will be determined by the board of directors of the Company based on the consideration of numerous factors, including the offering price then used if the Company is conducting a subsequent offering of stock. Upon listing, if listing ever were to occur, the price of shares of common stock to be acquired by any participant in the Reinvestment Plan will be the then-current market price on the national securities exchange or the Nasdaq market on which the common stock is listed or traded on the purchase date.

Shares purchased under the Reinvestment Plan are allocated among the Company's participating stockholders based on each participating stockholder's portion of the aggregate distributions received on behalf of participating stockholders. Any uninvested distributions are returned in cash to participants. Currently, under the Reinvestment Plan, participants may not make voluntary contributions to purchase shares of common stock in excess of the number of shares that can be purchased with their respective cash distributions; however, the board of directors of the Company may amend the terms of the Reinvestment Plan in the future to permit such voluntary contributions. The Company will be responsible for paying any administrative charges incurred in connection with its Reinvestment Plan.

Repurchase Program

There is currently no public secondary market for the common stock of the Company, and the Company believes that there will be no secondary market for the common stock of the Company during or after the Offering, unless and until the Company decides to list its shares on a national exchange or the Nasdaq National Market. The Company is not at any time required to list the Shares or liquidate its assets and distribute the proceeds of such liquidation to stockholders. Therefore, in order to provide some liquidity to its stockholders, the Company intends to adopt a share repurchase program (the "Repurchase Program").

Pursuant to the terms of the Repurchase Program, as long as the Company's common stock is not listed on a national securities exchange or the Nasdaq National Market, a stockholder who has held shares of the Company's common stock for more than one year may, with appropriate notice, present all or a portion of such stockholder's shares to the Company for repurchase. In the limited event of a repurchase request received after the death of a stockholder, the Company may waive the one-year holding period.

The Repurchase Program would permit the Company to redeem shares while it is engaged in a registered public offering or otherwise. When required, such repurchases will be effected through a reinvestment agent that will be a registered broker-dealer. The Company may, at its option, redeem the shares of common stock presented for cash to the extent it has sufficient cash flow to do so. During the Offering and each of the first five years following the closing of the Offering, the Company's stock repurchase program would limit the number of shares of stock the Company could redeem in any one year to the lesser of (i) the number of shares that the Company can purchase with net proceeds from the sale of stock under the Reinvestment Plan during the applicable calendar year or (ii) 5% of the number of shares of outstanding common stock of the Company at the end of the previous calendar year. Beginning five years after the termination of the Offering, the number of shares of stock that the Company could redeem may be adjusted, but in no event will the number of shares redeemed by the Company under the Repurchase Plan in any year exceed 10% of the number of shares of outstanding common stock of the Company at the end of the previous calendar year. The Company's board of directors may modify the Company's stock repurchase program so that the Company can redeem stock using the proceeds from the sale of the Company's real estate investments or other sources. The terms of the proposed repurchase plan are disclosed in the prospectus included in the Company's registration statement.

As proposed, the Company would redeem shares of stock on the last business day of each month. Requests for redemption would have to be received at least five business days before that date in order for the Company to repurchase the stock that month. If the Company could not purchase all shares of stock presented for redemption in any month, the Company would attempt to honor redemption requests on a pro rata basis.

If the Company did not completely satisfy a stockholder's redemption request at month-end because the request was not received in time or because of the restrictions on the number of shares the Company could redeem under the program, the Company would treat the unsatisfied portion of the redemption request as a request for redemption in the following month unless the stockholder withdrew his or her request before the next date for redemptions. Any stockholder could withdraw a redemption request upon written notice to the Company before the date for redemption.

The amount that the Company will pay to redeem stock will be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	*Redemption Price*
Less than 1	No Redemption Allowed
1 or more but less than 2	90% of purchase price
2 or more but less than 3	95% of purchase price
Less than 3 in the event of death	100% of purchase price
3 or more but less than 5	100% of purchase price
5 or more	Estimated liquidation value

The estimated liquidation value for the repurchase of shares of stock held for five or more years will be determined by the Company's board of directors or a firm chosen by the Company's board of directors for such purpose and will be approved by the Company's board of directors. The stock repurchase price is subject to adjustment as determined from time to time by the Company's board of directors. At no time will the stock repurchase price exceed the price at which the Company is offering its common stock for sale.

At any time the Company is engaged in an offering of shares, the per share price for shares purchased under the Repurchase Program will not exceed the applicable per share offering price. The board of directors of the Company will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with stockholders, which include the quarterly distribution reports or annual reports the Company will provide to stockholders.

Other than the disclosures required in the Company's prospectus (including supplements and amendments thereto) and in periodic Exchange Act reports, and the repurchase price disclosure in stockholder communications after the Offering, the Company will not publicize its repurchase program. The Company will not actively solicit repurchases. Its role in the program will be ministerial and merely to facilitate stockholder repurchase requests.

Shares redeemed by the Company will be cancelled and will be held as treasury shares. The Company will not resell such shares to the public unless they are first registered with the Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise sold in compliance with such laws. The Company will terminate the Repurchase Program and the Company will not accept shares for repurchase in the event the shares of common stock of the Company are listed on a securities exchange or the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. Additionally, the board of directors of the Company may, in its discretion, amend or suspend the Repurchase Program if it determines that to do so is in the best interest of the Company. If the board of directors amends or suspends the Repurchase Program, the Company will provide stockholders with thirty (30) days advance written notice by means of either (i) an annual or, quarterly report sent to stockholders, or (ii) a separate mailing accompanied by disclosure in a current or periodic report under the Exchange Act.

Discussion

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a then-current distribution. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, grant to the Company an exemption under Rule 102(e) to permit it to effect repurchases under the Repurchase Program, as proposed, inasmuch as such repurchases will not be actively solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the price of, the Company's stock. The Repurchase Program was created solely to provide stockholders of the Company with a vehicle through which, after having held shares and been at risk for at least one year, they can liquidate a portion of their investment in the Company's common stock, in light of the fact that there is no public secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop. Further, although stockholders of the Company are apprised of the availability of the repurchase feature at the time they purchase their shares, by means of a description in the Company's prospectus, the Company will not actively solicit participation by its stockholders in the Repurchase Program. To the contrary, the Company expects that it will generally prefer that stockholders not participate in the Repurchase Program so the Company can use available cash for other purposes. Shareholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Program will be ministerial and will merely facilitate the stockholders' exit from their investment with the Company.

Allowing the Company to effect repurchases under the Repurchase Program during an offering should not increase the potential for manipulation of the Company's stock price because the repurchase price under the Repurchase Program will be fixed as determined by the board of directors of the Company. Because the repurchase price during the Offering will be less than, and fixed in relation to, the offering price of the Company's common stock, the risk that the market will be conditioned or stimulated by such repurchases should be virtually nonexistent. During the Offering and for five years thereafter, in no event will the number of shares redeemed by the Company under the Repurchase Program in any year exceed the lesser of (i) the number of Shares that could be redeemed by the net proceeds received under the Company's Reinvestment Plan during the applicable calendar year, or (ii) 5% of the number of shares of outstanding common stock of the Company at the end of the previous year. Beginning five years after the termination of the Offering, in no event will the number of shares redeemed by the Company under the Repurchase Plan in any year exceed 10% of the number of shares of outstanding common stock of the Company at the end of the previous year. The Repurchase Program would require the Company to accept repurchase requests on a pro rata basis monthly. Shares redeemed by the Company will be cancelled and held as treasury shares and will not be resold to the public unless they are first registered with the Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise sold in compliance with such laws. The Repurchase Program will terminate once the Company lists its shares on a national exchange or national market. Except as described above, the terms and conditions applicable to repurchases during an offering will be identical to those that would apply when an offering is not in effect.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission and under the authority provided in Rule 102(e), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for repurchases under the Repurchase Program, as proposed, during the course of an offering, as described herein. The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division of Market Regulation in Behringer Harvard Opportunity REIT I, Inc. (Letter dated October 5, 2005); Inland American Real Estate Trust, Inc. (Letter dated June 7, 2005); Boston Capital Real Estate Investment Trust, Inc. (Letter dated February 10, 2005); Behringer Harvard REIT, et.al. (Letter dated October 26, 2004); Hines Real Estate Investment Trust, Inc. (Letter dated June 18, 2004); CNL Retirement Properties, Inc. (Letter dated May 10, 2004); CNL Income Properties, Inc. (Letter dated March 11, 2004); Wells Real Estate Investment Trust II, Inc. (Letter dated December 9, 2003); and Inland Western Retail Real Estate Trust, Inc. (Letter dated August 8, 2003) under Regulation M. In particular, we note that (i) stockholders of the Company must hold shares of common stock for at least one year to participate in the Repurchase Program; (ii) there is no trading market for the shares of the Company's common stock and the Company will terminate its Repurchase Program in the event a secondary market for its common stock develops; (iii) during the Offering, the shares of common stock will be redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock; (iv) during the Offering and for five years thereafter, the number of shares to be redeemed under the Repurchase Program will not exceed, at any time during a year, 5% of the number of shares outstanding of the Company and, beginning five years after the termination of the Offering, the number of shares to be redeemed under the

Repurchase Program will not exceed, at any time during a year, 10% of the number of shares outstanding of the Company; and (v) the terms of the proposed Repurchase Program are fully disclosed in the prospectus included in the Company's registration statement. The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (Letter dated March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (Letter dated June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were redeemed at prices that were based on the valuation of the partnerships' net assets, and (iv) the repurchase programs were to be terminated in the event a secondary market developed. The Company believes the Repurchase Program as proposed is consistent with those plans described in the aforementioned cases and, similarly, have a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (949) 623-3535.

Very truly yours,

PRESTON GATES & ELLIS LLP

By: Raymond L. Veldman

Raymond L. Veldman

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